NEWS RELEASE

EURASIAN MINERALS EXTENDS BRONCO CREEK ACQUISITION WARRANTS

Vancouver, British Columbia, February 9, 2012 – Eurasian Minerals Inc. (TSX Venture: EMX; NYSE Amex: EMXX) has extended the expiry date of 678,611 warrants from January 29, 2012 to February 22, 2012. Each warrant entitles the purchase of one EMX common share for C$ 2.00.

The warrants were issued on January 29, 2010 as part of the consideration paid by EMX in the acquisition of Bronco Creek Exploration, Inc. Only seven warrant holders remain, all of whom are employees or insiders of, or consultants to, Bronco Creek and Eurasian. Due to a trading blackout Eurasian imposed in connection with the acquisition of Bullion Monarch Mining, Inc. the warrant holders were unable to exercise the warrants until the blackout was lifted following the announcement of the Bullion Monarch acquisition on February 7, 2012.

About Eurasian Minerals Inc.  EMX is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking. Visit EMX’s website at www.eurasianminerals.com for more information.

For further information contact:
David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: 303-979-6666	Phone: 604-688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

The NYSE Amex, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com